 **CORPORATION**

October 13, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

♦   **Stock Exchange of Thailand Filing, SH 134/2004**

   Subject: The Company deny investment in the Thai Air Cargo Co., Ltd.

   Date: October 13, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. Bor Mor Jor 58
414 Shinawatra Tower 1, Phahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 www.shincorp.com

Summary Translation Letter
To the Stock Exchange of Thailand
October 13, 2004

SH 134/2004

October 13, 2004

Subject: The Company deny investment in the Thai Air Cargo Co., Ltd.

To: The President
         The Stock Exchange of Thailand

Regarding to the article appears in the Prachachart Turakij newspaper for the period of 14-17 October 2004; it stated that Shin is one of the consortiums in the Thai Cargo Company Limited's investment. We would like to deny such claim by the news article based on the following reasons:

1.   Shin Corporation is not interested in the Thai Air Cargo Company Limited.
2.   Shin investment policy includes management participation and control.